Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02DEC -3 AM 1:18

02060173

LETTER FOR MAINTENANCE OF EXEMPTION

4th December 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 5

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcements in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 2nd and 4th December 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

dlw 12/4

Encl.

c.c. Mr. Andres Estay
The Bank of New York
Fax No. (212) 571 3050/ 3051/ 3052

GGK/noy/ADR

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965

Ownership transfer to S DARBY/EDMS/KLSE on 02-12-2002 05:15:49 PM
Submitted by S DARBY on 02-12-2002 05:19:43 PM
Reference No CU-021129-DE3D8

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP**
  Jalan Raja Laut
  50350 Kuala Lumpur
* NRIC/passport no/company no. : **n/a**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 1,297,000 shares)

Rashid Hussain Asset Management Sdn. Bhd.
(Acquisition of 524,000 shares)

Nomura Asset Management Singapore Limited
(Acquisition of 50,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 29-10-2002	* 60,000	
Acquired	30-10-2002	50,000	
Acquired	31-10-2002	209,000	
Acquired	31-10-2002	170,000	
Acquired	01-11-2002	988,000	
Acquired	01-11-2002	195,000	
Acquired	05-11-2002	29,000	
Acquired	05-11-2002	100,000	
Acquired	05-11-2002	50,000	
Acquired	06-11-2002	20,000	

File No. 82-4968

* Circumstances by reason of which change has occurred	:	**Purchase of shares by the Board**
* Nature of interest	:	**Direct**
Direct (units)	:	**357,373,305**
Direct (%)	:	**15.36**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**357,373,305**
* Date of notice	:	**06-11-2002**

Remarks :
The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 1st and 6th November 2002.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 04-12-2002 05:06:51 PM
Submitted by S DARBY on 04-12-2002 06:10:54 PM
Reference No CU-021203-12D89

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**n/a**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary shares of RM0.50 each**
* Name & address of registered holder	:	

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 100,000 shares)

Nomura Asset Management Singapore Limited
(Acquisition of 90,000 shares
Disposal of 150,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **07-11-2002**	* **70,000**	
Disposed	**12-11-2002**	**100,000**	
Acquired	**13-11-2002**	**100,000**	
Acquired	**14-11-2002**	**20,000**	
Disposed	**18-11-2002**	**50,000**	

* Circumstances by reason of which change has occurred	:	**Purchase and sale of shares by the Board**
* Nature of interest	:	**Direct**
Direct (units)	:	**357,413,305**
Direct (%)	:	**15.36**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**357,413,305**
* Date of notice	:	**18-11-2002**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 8th, 12th, 14th and 18th November 2002.

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

4 December 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of pages : 2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the reduction in equity interest in Sime Confectionery Sdn Bhd through the joint venture with Petra Foods Pte. Ltd. released on 4 December 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212)571-3050

Form Version 2.0

General Announcement

Submitted by S DARBY on 04-12-2002 05:18:18 PM
Reference No SD-021125-3216E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Reduction Of Equity Interest In Sime Confectionery Sdn Bhd Through Joint Venture With Petra Foods Pte. Ltd.

* **Contents :-**

Further to the announcements dated 2nd July 2002 and 11th November 2002, Sime Darby Berhad ("Sime Darby") wishes to announce that all the conditions precedent in the Joint Venture Agreement between SD Holdings Berhad ("SDH"), a wholly-owned subsidiary of Sime Darby, Petra Foods Pte. Ltd. ("PF") and Sime Confectionery Sdn. Bhd. ("SCSB") dated 28th June 2002 have been fulfilled.

Consequently, the issued and paid-up share capital of SCSB has been increased today from RM2 to RM11,500,000 by the allotment of 6,900,000 ordinary shares to PF and 4,599,998 ordinary shares to SDH. SDH, which previously owned the entire issued and paid-up share capital of RM2 of SCSB, now holds 40% of the enlarged share capital of SCSB while the remaining 60% is held by PF. SCSB has therefore ceased to be a subsidiary of Sime Darby.

This announcement is dated 4th December 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: